SEANERGY MARITIME HOLDINGS CORP.
16 Grigoriou Lambraki Street
166 74 Glyfada
Athens, Greece
 Tel: +30 210 8913507

November 30, 2017

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-7010

Re:	Seanergy Maritime Holdings Corp. Registration Statement on Form F-1 (File No. 333-221058)

Ladies and Gentlemen:
On November 28, 2017, the undersigned registrant requested acceleration of the effectiveness of the above captioned registration statement so that it would be made effective at 5:00 p.m. Eastern Standard Time on November 29, 2017, or as soon thereafter as practicable.  The undersigned registrant hereby withdraws such request and requests that acceleration of the effectiveness of the above captioned registration statement be accelerated so that it will be made effective at 5:00 p.m. Eastern Standard Time on November 30, 2017, or as soon thereafter as practicable, pursuant to Rule 461(a) of the Securities Act of 1933, as amended (the "Act").
The undersigned registrant is aware of its obligations under the Act.
Should you have any questions regarding this request, please do not hesitate to contact Gary J. Wolfe at (212) 574-1223 or Will Vogel at (212) 574-1607 of Seward & Kissel LLP, counsel to the undersigned registrant.
Yours truly,

SEANERGY MARITIME HOLDINGS CORP.

By:	/s/ Stamatios Tsantanis
Name:	Stamatios Tsantanis
Title:	Chief Executive Officer

November 30, 2017
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: J. Nolan McWilliams
Re:	Seanergy Maritime Holdings Corp. Registration Statement on Form F-1 Filed October 20, 2017, as amended File No. 333-221058

Ladies and Gentlemen:
On November 28, 2017, we, as the underwriters in the offering of common shares of Seanergy Maritime Holdings Corp., filed a letter with the Securities and Exchange Commission via EDGAR requesting, pursuant to Rule 461 under the Securities Act of 1933, as amended (the "Securities Act"), the acceleration of the effective date of the above-referenced Registration Statement on Form F-1 (the "Registration Statement") so that it may be declared effective at 5:00 p.m., Eastern Time on November 29, 2017, or as soon thereafter as practicable. We hereby withdraw such request and request that the effective date for such Registration Statement be accelerated so that it will be declared effective at 5:00 p.m., Eastern Time, on November 30, 2017, or as soon thereafter as practicable, pursuant to Rule 461 under the Securities Act.
Pursuant to Rule 460 under the Securities Act, we advise that, as of the date hereof, approximately 380 copies of the Preliminary Prospectus dated November 15, 2017 have been distributed by the underwriters to dealers, investors (institutional and retail) and certain other entities.
We confirm that the underwriters participating in the Offering have complied with, and will continue to comply with, the requirements of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended.

(Signature Page Follows)

Very truly yours, MAXIM GROUP LLC

By:	/s/ Clifford A. Teller
Name:	Clifford A. Teller
Title:	Head of Investment Banking, Executive Managing Director